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                                                                  EXHIBIT 99.3
                             CONSULTING AGREEMENT

          AGREEMENT entered into as of the __st day of _______ 199_, between Personal Computer Products, Inc., a Delaware corporation (the "Company"), and ____________ ("Consultant").

          WHEREAS, the Company desires that Consultant provide consulting services to the Company pursuant hereto and Consultant is agreeable to providing such services.

          NOW THEREFORE, in consideration of the premises and the mutual promises set forth herein, the parties hereto agree as follows:

          1. For a period of _____ year(s) from the date hereof (the "Consulting Period"), Consultant shall serve as a consultant to the Company on matters pertaining to the ________________________________________________.
Consultant's services shall include consultation with, and advice to, directors and officers of the Company.

          2. During the Consulting Period, the Company shall be entitled to Consultant's services for reasonable times when and to the extent requested by, and subject to the direction of, the Chairman and Chief Executive Officer and the Chief Financial Officer of the Company.

          3. Consultant's services shall be rendered from his office, unless by mutual agreement from time to time arrangements are made for those services to be rendered elsewhere. Reasonable travel and living expenses, approved in advance by the Company, necessarily incurred by Consultant to render services at locations other than his office shall be reimbursed by the Company promptly upon receipt of proper statements with regard to the nature and amount of those expenses. Those statements shall be furnished to the Company monthly at the end of each calendar month of the Consulting Period during which any of those expenses are incurred.

          4. In consideration of Consultant's entering into this Agreement, the Company has agreed to issue to Consultant warrants (the "Warrants") to purchase __________ shares of the Company's common stock as follows:

     __________shares at an exercise price of $__.__ per share expiring ______ month (s) or year(s) from the date of this Agreement with ________ shares vesting on _________ ; an additional __________ shares vesting on ____________; and an additional ______ vesting on __________; and

     ______ shares vesting immediately at an exercise price of $__.__ per share expiring ______ months from the date of this Agreement; and

     ______ shares vesting immediately at an exercise price of $__.__ per share expiring ______ months from the date of this Agreement.

     The Company intends to register the Warrants with the Securities and Exchange Commission as soon as possible on a Form S-8, subject to appropriate clearance from the Company's Accountants and Attorneys.

     The Company further agrees to compensate the Consultant at the rate of $_______.00 per month for the first three months, $_______.00 per month for the fourth through sixth months and $_______.00 per month for the final six months of this agreement.

          5. Consultant agrees that he will not, without the Company's consent, disclose to anyone any trade secrets of the Company or any confidential or non-public information relating to the Company's business, operations or prospects.

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          6. Consultant acknowledges that it would he extremely difficult, if not impossible, to measure accurately the damages to the Company from any breach by Consultant of Section 5 of this Agreement, and that the injury to the Company from any such breach would be incalculable and irremediable. Accordingly, Consultant agrees that upon any breach of Section 5 of this Agreement, the Company's remedy at law would be inadequate, and the Company shall be entitled as a matter of right to institute legal proceedings in any court of competent jurisdiction and receive an injunction restraining the further and continued breach of Section 5 of this Agreement, and recovery of all damages to the Company incurred, by reason of conducting the activity in violation of Section 5 of this Agreement.

          7. In any legal or equitable action brought with respect to this Agreement (including, but not limited to, suit for injunctive relief for a breach of the terms and provisions of Section 5 of this Agreement:), the prevailing party shall be entitled to recover all of its reasonable attorneys' fees and costs in connection therewith at all levels.

          8. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective legal representatives and to any successor to the Company, which successor shall be deemed substituted for the Company under the terms of this Agreement.

          9. Any notice, request, instruction, legal process or other document to be given hereunder shall be in writing and shall be delivered personally, against receipt, by fax or by registered or certified mail, return receipt requested as set forth below:

                If to Consultant:

                     _____________________
                     _____________________
                     _____________________

               If to the Company:

                    Edward W. Savarese
                    President and Chief Executive Officer
                    Personal Computer Products, Inc.
                    11031 Via Frontera, Suite 100
                    San Diego, California 92127
                    Fax No.: (619) 487-5809

         10. This instrument contains the entire agreement between the parties hereto with respect to the provision of consulting services by Consultant.

         11. This Agreement shall he construed and enforced in accordance with the laws of the State of California.

         12. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

         13. This Agreement may he executed in two or more counterparts, each of which shall be deemed an original, but all of which shall he considered one and the same instrument.

           IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

"Company"

PERSONAL COMPUTER PRODUCTS, INC.


__________________________             ___________________________________
Edward W. Savarese
Vice Chairman, President and
Chief Executive Officer